UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                         AERO SYSTEMS ENGINEERING, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)

                                   007692 10 6
                                 (CUSIP Number)

                               MINNESOTA ASE, LLC
                              C/O LAURENCE E. GAMST
                          DIVINE SCHERZER & BRODY, LTD.
                         222 SO. 9TH STREET, SUITE 3000
                              MINNEAPOLIS, MN 55402
                                 (612) 630-5064

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 25, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

NOTE: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                        (Continued on following page(s))

                                  SCHEDULE 13D

--------------------------------              ----------------------------------
CUSIP NO. 007692 10 6                                 PAGE __2__ OF __7__ PAGES
--------------------------------              ----------------------------------

---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS; S.S. OR I.R.S. IDENTIFICATION
           NOS. OF ABOVE PERSONS

                   Minnesota ASE, LLC IRS Identification No.: 41-2015230
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                         (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

                   WC, OO
---------- ---------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
---------- ---------------------------------------------------------------------
     NUMBER OF               7       SOLE VOTING POWER

       SHARES                        2,245,000 shares
                        ------------ -------------------------------------------
    BENEFICIALLY             8       SHARED VOTING POWER

     OWNED BY                        0 shares
                        ------------ -------------------------------------------
       EACH                  9       SOLE DISPOSITIVE POWER

     REPORTING                       2,245,000 shares
                        ------------ -------------------------------------------
      PERSON                10       SHARED DISPOSITIVE POWER

       WITH                          0 shares
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,245,000 shares
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   51.0 % (1)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                   OO - Limited Liability Company
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Assumes a total of 4,401,625 shares outstanding based on the amount reported in Aero Systems Engineering, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001.

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This statement relates to the common stock, par value $.20 per share (the "Common Stock"), of Aero Systems Engineering, Inc. ("Issuer"), a Minnesota corporation, having its principal executive offices at 358 East Fillmore Avenue, St. Paul, Minnesota 55107.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a) This Schedule 13D is being filed on behalf of Minnesota ASE, LLC ("Minnesota ASE"). Minnesota ASE is a Minnesota limited liability company with its principal office located at 3000 Dain Rauscher Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402. Minnesota ASE was formed for the express purpose of acquiring a 51% stock interest in the Issuer. The members (the "Members") of Minnesota ASE are:

                  (i) Laurence E. Gamst is an individual with a business address of 222 South 9th Street, Suite 3000, Minneapolis, Minnesota 55402. Mr. Gamst is an accountant and managing partner of Divine, Scherzer & Brody, Ltd. and is the initial Chief Manager/President, Secretary and Treasurer of Minnesota ASE, LLC.

                  (ii) James Kowalski is an individual with a business address of 33 South Syndicate, St. Paul, Minnesota 55105. Mr. Kowalski is the principal shareholder of Kowalski's Markets, a supermarket chain in the Twin Cities, and is a member of Minnesota ASE, LLC.

                  (iii) Thomas L. Auth is an individual with a residential address of 8 Evergreen Road, North Oaks, Minnesota 55127. Mr. Auth is a director of numerous corporations, both publicly and privately held, including Interlogix, Inc., MedAmicus, Inc., Ergodyne Corporation, EH Publishing, Inc., Vomela Speciality Company and CompU-Shop, Inc.

                  (iv) Hart Kuller is an individual with a business address of 30 South 7th Street, Suite 3200, St. Paul, Minnesota 55101. Mr. Kuller is a lawyer and a shareholder of Winthrop & Weinstine, P.A., a Professional Association, and a member of Minnesota ASE, LLC.

                  (v) Edward J. Drenttel is an individual with a business address of 60 South 6th Street, Suite 3000, Minneapolis, Minnesota 55402. Mr. Drenttel is a lawyer and a shareholder of Winthrop & Weinstine, P.A., a Professional Association, and a member of Minnesota ASE, LLC.

                  (vi) Patrick W. Weber is an individual with a business address of 60 South 6th Street, Suite 3000, Minneapolis, Minnesota 55402. Mr. Weber is a lawyer and a shareholder of Winthrop & Weinstine, P.A., a Professional Association, and a member of Minnesota ASE, LLC.

         (b) See (a) above.


                                Page 3 of 7 Pages

         (c)      See (a) above.

         (d)      See (e) below.

         (e) Minnesota ASE and the Members have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Minnesota ASE is a Minnesota limited liability company and the Members are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         On September 25, 2001, Minnesota ASE purchased 2,245,000 shares (the "Shares") of the Issuer's Common Stock from Celsius Inc., a Delaware corporation ("Celsius"), for a purchase price of $1,908,250 ($0.85 per share) pursuant to the terms and conditions of that certain stock purchase agreement (the "Stock Purchase Agreement"), undated and attached hereto as Exhibit A. Concurrently, Minnesota ASE also loaned $2,600,000 to the Issuer for short term borrowing needs pursuant to a Promissory Note, attached hereto as Exhibit B. The funds used by Minnesota ASE to purchase the Shares and to loan $2,600,000 to the Issuer consisted of working capital as well as loans by the Members. Minnesota ASE's working capital consisted solely of the capital contributions of the Members to Minnesota ASE. Mr. Kowalski contributed $750,000, as his capital contribution, from his personal funds and loaned $690,000 to Minnesota ASE. Mr. Auth contributed $500,000, as his capital contribution, from his personal funds and loaned $460,000 to Minnesota ASE. Mr. Kuller contributed $300,000, as his capital contribution, from his personal funds and loaned $276,000 to Minnesota ASE. Mr. Gamst contributed $100,000, as his capital contribution, from his personal funds and loaned $1,532,000 to the Issuer. Mr. Drenttel contributed $50,000 (borrowed from Richfield Bank & Trust Co.), as his capital contribution, and loaned $46,000 to Minnesota ASE. Mr. Weber contributed $50,000, as his capital contribution, consisting of $25,000 from his personal funds and $25,000 borrowed from Wells Fargo, N.A. and loaned $46,000 to Minnesota ASE. All of the foregoing loans to Minnesota ASE by the Members were funded by loans from the National City Bank of Minneapolis to the Members except for Mr. Gamst who borrowed $1,440,000 from Richard Hoel and $92,000 from National City Bank of Minneapolis. It may well be the case that at some future date a portion of Mr. Hoel's loan to Mr. Gamst will be repaid and then invested by Mr. Hoel into equity ownership in Minnesota ASE. Documentation evidencing these loans to Minnesota ASE by the Members are attached hereto as Exhibit C. Documentation evidencing the loans to the Members by National City Bank of Minneapolis and Mr. Hoel is attached hereto as Exhibit D. Documentation evidencing the loans to Messrs. Drenttel and Weber to fund their equity contribution to Minnesota ASE is attached hereto as Exhibit E.


                                Page 4 of 7 Pages

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Minnesota ASE purchased the Shares with the intention of obtaining majority control of the Issuer. Based upon the results of its ongoing review of the Issuer's operations and economic and other considerations, including the availability of, and alternate uses of, investment funds, Minnesota ASE may determine to acquire additional Shares, to sell Shares, or to make other changes in the operations of the Issuer including changing the number of directors on the Board. However, aside from acquiring seats on the Issuer's Board and increasing the number of directors on the Board, Minnesota ASE does not, at this time, have any plans or proposals that would relate to, or would result in, any transaction, change or other occurrence with respect to the Issuer or the Shares as is listed on paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a) Minnesota ASE, LLC is the beneficial owner of 2,245,000 shares of Common Stock, all of which have been acquired pursuant to the terms and conditions of the Stock Purchase Agreement. The total number of shares of Common Stock beneficially owned by Minnesota ASE, LLC represents 51.0% of the shares of Common Stock outstanding.

         The number of shares beneficially owned and the percentages of outstanding shares represented thereby, for Minnesota ASE, LLC have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 4,401,625 shares of Common Stock of the Issuer outstanding as reported in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001.

         (b) Minnesota ASE, LLC has the sole power to vote and to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by it, subject to the terms and conditions of that certain Pledge Agreement dated September 21, 2001 by and between Minnesota ASE and Celsius attached hereto as Exhibit F.

         (c) Information with respect to transactions in the Common Stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person is set forth below:

                                          Shares         Price
                                         Acquired         Per         Where
Name of Person             Date        (Disposed of)     Share      Transacted
--------------             ----        -------------     -----      ----------
Minnesota ASE, LLC     September 25,      2,245,000      $0.85    Stock Purchase
                           2001                                     Agreement

         (d) No other person has the right to receive dividends from, or the proceeds from the sale of, the Shares held by Minnesota ASE, LLC.


                                Page 5 of 7 Pages

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         ---------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among Minnesota ASE and/or the Members with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Exhibit A.        Stock Purchase Agreement by and between Celsius Inc.,
                           a Delaware Corporation, and Minnesota ASE, LLC, a
                           Minnesota limited liability company, undated.

         Exhibit B.        Promissory Note from the Issuer, dated September 21,
                           2001.

         Exhibit C.        Promissory Notes from Minnesota ASE, dated September
                           21, 2001.

         Exhibit D.        Loan documents for loans to the Members for funding
                           loans to Minnesota ASE.

         Exhibit E.        Loan documents for equity investment in Minnesota
                           ASE.

         Exhibit F.        Pledge Agreement, dated September 21, 2001.


                                Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2001.

                                        MINNESOTA ASE, LLC

                                        /s/ Laurence E. Gamst
                                        ----------------------------------------
                                        By:  Laurence E. Gamst
                                        Its: Chief Manager/President


                                  Page 7 of 7